Exhibit 4.4

DESCRIPTION OF EVERSPIN TECHNOLOGIES, INC. COMMON STOCK

The following is a description of the common stock, $0.0001 par value (the “Common Stock”), of Everspin Technologies, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

General

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.0001 par value per share. The shares of preferred stock are undesignated, and the rights, preferences, privileges and restrictions may be designated from time to time by the Company’s Board of Directors (the “Board”).

The following description summarizes selected information regarding the Common Stock, as well as relevant provisions of (i) the Company’s Amended and Restated Certificate of Incorporation, as amended and currently in effect (as so amended, the “Certificate of Incorporation”), (ii) the Company’s Amended and Restated Bylaws, as currently in effect (the “Bylaws”), and (iii) the Delaware General Corporation Law (the “DGCL”). The following summary description of the Common Stock of the Company is qualified in its entirety by reference to the provisions of the Certificate of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K of which this Exhibit 4.3 is a part, and the applicable provisions of the DGCL.

Common Stock

Voting Rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in the Certificate of Incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in the Certificate of Incorporation, which means that the holders of a majority of the shares of Common Stock can elect all of the directors then standing for election.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board may determine.

Liquidation Rights. Upon the liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to the holders of Common Stock would be distributable ratably among the holders of Common Stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that the Board may designate and issue in the future.

Preemptive or Similar Rights. The Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws and Delaware General Corporation Law

Certificate of Incorporation and Bylaws

The Certificate of Incorporation and the Bylaws contain provisions that may make the acquisition of the Company more difficult, including, but not limited to, the following:

●	the Board has the right to expand the size of the Board and to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Board;

●	the Company’s stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of the Company’s capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the Board pursuant to a resolution adopted by a majority of the total number of authorized directors, the chairman of the Board or the Company’s chief executive officer;

●	the Certificate of Incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the affirmative vote of holders of at least 66-2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required (a) to amend certain provisions of the Certificate of Incorporation, including provisions relating to the size of the Board, special meetings, actions by written consent and cumulative voting and (b) to amend or repeal the Bylaws, although the Bylaws may be amended by a simple majority vote of the Board;

●	stockholders must provide advance notice and additional disclosures to nominate individuals for election to the Board or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Company; and

●	the Board may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire the Company.

The foregoing provisions make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Since the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are also designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for shares of Common Stock and may have the effect of deterring hostile takeovers or delaying changes in control of the Company or the Company’s management. As a consequence, these provisions also may inhibit fluctuations in the market price of the Common Stock that could result from actual or rumored takeover attempts.

The Certificate of Incorporation provides that stockholder litigation alleging certain claims against the Company or the Board may only be brought in the courts located within the State of Delaware.

Section 203 of the DGCL

The Company is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.